SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549



FORM 11-K



04034562

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2003

or

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 1-12084

      A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

              LIBBEY INC. SUPPLEMENTAL RETIREMENT PLAN

      B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              LIBBEY INC.
              300 Madison Ave.
              Toledo, Ohio   43604




REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1. Financial statements
   - Report of Independent Registered Public Accounting Firm
   - Statements of Net Assets Available for Benefits as of December 31, 2003, and December 31, 2002
   - Statements of Changes in Net Assets Available for Benefits for years ended December 31, 2003 and December 31, 2002
   - Notes to Financial Statements
   - Supplemental Schedule
       -- H, Line 4i   Schedule of Assets (Held at End of Year)

2. Exhibits
   (23)   Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBBEY INC.
SUPPLEMENTAL RETIREMENT PLAN

Dated: June 28, 2004   By: Libbey
                                     Employee Benefits Committee
                                     Plan Administrator

                               By: _____
                                     Timothy T. Paige
                                     Chairman
                                     Employee Benefits Committee

                                     _____
                                     Patricia S. Hanna
                                     Secretary of the Employee Benefits
                                     Committee

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Libbey Inc. Supplemental Retirement Plan
(formerly Libbey Inc. Stock Purchase and Supplemental Retirement Plan)

Years ended December 31, 2003 and 2002
With Report of Independent Registered Public Accounting Firm

Libbey Inc. Supplemental Retirement Plan
(formerly Libbey Inc. Stock Purchase and Supplemental Retirement Plan)

Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

Contents

▤ **ERNST & YOUNG**

■ Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

▣ Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Registered Public Accounting Firm

Libbey Inc. Employee Benefits Committee
Libbey Inc. Supplemental Retirement Plan

We have audited the accompanying statements of assets available for benefits of the Libbey Inc. Supplemental Retirement Plan (formerly Libbey Inc. Stock Purchase and Supplemental Retirement Plan) as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

May 19, 2004

Libbey Inc. Supplemental Retirement Plan
(formerly Libbey Inc. Stock Purchase and Supplemental Retirement Plan)

Statements of Assets Available for Benefits

| | December 31 | |
	2003	2002
Assets		
Investments *(Note 3)*	$ 28,749,052	$ 22,415,078
Contribution receivables:		
Employer	50,283	65,165
Participants	19,442	25,197
Assets available for benefits	$ 28,818,777	$ 22,505,440

See accompanying notes.

Libbey Inc. Supplemental Retirement Plan
(formerly Libbey Inc. Stock Purchase and Supplemental Retirement Plan)

Statements of Changes in Assets Available for Benefits

	Years ended December 31	
	2003	**2002**
Additions		
Investment income:		
Net appreciation (depreciation) in fair value of investments *(Note 3)*	**$ 3,510,371**	$ (3,709,917)
Interest and dividends	**280,808**	298,012
	3,791,179	(3,411,905)
Contributions:		
Participants	**3,015,551**	2,723,968
Employer	**1,140,055**	1,044,303
	4,155,606	3,768,271
	7,946,785	356,366
Deductions		
Participant withdrawals or benefits paid directly to participants	**(1,464,972)**	(1,287,369)
Transfer from an affiliated plan *(Note 1)*	**-**	643,032
Plan to plan transfers	**(119,579)**	(8,498)
Other	**(48,897)**	(37,689)
Increase (decrease)	**6,313,337**	(334,158)
Assets available for benefits:		
Beginning of year	**22,505,440**	22,839,598
End of year	**$ 28,818,777**	$ 22,505,440

See accompanying notes.

Libbey Inc. Supplemental Retirement Plan
(formerly Libbey Inc. Stock Purchase and Supplemental Retirement Plan)

Notes to Financial Statements

December 31, 2003

1. Description of Plan

General

The Libbey Inc. Supplemental Retirement Plan, formerly Libbey Inc. Stock Purchase and Supplemental Retirement Plan, (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible hourly employees. Effective December 2, 2002, the Libbey Inc. Long Term Savings Plan and Trust was merged into the Plan.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make pretax and/or after tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Participant contributions are 100% vested immediately. Contributions may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed and any such changes shall be effective as soon as administratively feasible.

The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant's account.

The Owens-Illinois Company Stock Fund represents amounts transferred from a predecessor plan and is no longer an investment option for current contributions.

The Company contributes to the Plan on behalf of each participant an amount equal to fifty percent (50%) of the participant's contributions, not to exceed three percent (3%) of the participant's eligible compensation. Company matching contributions are invested in the Libbey Company Stock Fund, and may be immediately re-directed by the participant. Company matching contributions are immediately 100% vested.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution from another qualified plan.

Participants may transfer existing fund balances among the various investment funds daily.

Libbey Inc. Supplemental Retirement Plan
(formerly Libbey Inc. Stock Purchase and Supplemental Retirement Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions, including benefit payments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, the entire interest of each participant's account is distributed to the participants.

2. Summary of Accounting Policies

Trusteed Assets

For the year ended December 31, 2003, and the period December 2, 2002 to December 31, 2003, all of the assets of the Plan were held by the Trustee, JP Morgan Chase Bank. For the period January 1, 2002 to December 2, 2002, all of the assets of the Plan were held by the Trustee, Key Trust Company of Ohio, N.A.

Investment Valuation and Income Recognition

Investments in the four Harbor Funds, two JP Morgan Funds, five American Century Investment Funds, the AIM Small Cap Growth Fund, the Barclays Equity Index Fund, the Dodge & Cox Stock Fund, the American Funds Growth Fund of America, and the funds holding Company common stock and Owens-Illinois, Inc. common stock are recorded at fair value based on their respective quoted market values at year end. The synthetic Guaranteed Investment Contracts (GIC's) are valued at contract value. The participant loans are valued at their outstanding balances, which approximate fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

1. Description of Plan (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies

Plan Expenses

Substantially all Plan administrative expenses are paid by the Company.

Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 133 requires that any entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. There is an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on *Audits of Employee Benefit Plans* and Statement of Position 9404, *Reporting of Contribution Pension Plans*, requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. The FASB has issued an exposure draft dated May 1, 2002, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which addresses this discrepancy. The amendment proposes that certain investment contracts are not subject to SFAS No. 133. Until this discrepancy is resolved, the contract value for those instruments of $3,941,054 at December 31, 2003, has been included in the financial statements. Refer to Note 4 for further discussion of GICs.

Libbey Inc. Supplemental Retirement Plan
(formerly Libbey Inc. Stock Purchase and Supplemental Retirement Plan)

Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of fair value of the Plan's assets are as follows:

	December 31	
	2003	2002
Libbey Common Stock*	$ 9,087,485	$ 7,752,267
Harbor Capital Appreciation Fund	2,718,492	1,898,436
Participant Loans*	2,703,639	2,463,035
Harbor International Fund	2,496,929	1,623,231
JP Morgan Public Bond Fund*	2,484,556	2,388,250
Harbor Bond Fund	1,923,954	1,753,125

*The fund is sponsored by the Plan Trustee or represents a party-in-interest.

During 2003 and 2002, the Plan's investments (including investments bought, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	December 31	
	2003	2002
Common stock	$ 826,252	$ (1,361,476)
Mutual funds	2,684,119	(2,348,441)
	$ 3,510,371	$ (3,709,917)

4. Synthetic Guaranteed Investment Contracts

During 2003 and 2002, the Plan had investments in synthetic guaranteed investment contracts. The account is credited with earnings on the underlying investments. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all of a portion of their investment at contract value. These contracts are included in the financial statements at contract value.

Libbey Inc. Supplemental Retirement Plan
(formerly Libbey Inc. Stock Purchase and Supplemental Retirement Plan)

Notes to Financial Statements (continued)

5. Loan Fund

The Plan permits a participant to borrow a portion of their existing account balance. Loans are made subject to certain conditions and limitations specified in the Plan document and are repaid in weekly installments, including interest, over periods of between one and ten years. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participant's behalf in accordance with their current choice of investment options.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 27, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

8. Subsequent Event

The Owens Illinois Company Stock Fund was eliminated effective January 1, 2004.

Supplemental Schedule

Libbey Inc. Supplemental Retirement Plan
(formerly Libbey Inc. Stock Purchase and Supplemental Retirement Plan)

EIN: 34-1559357   Plan Number: 002

Schedule H, line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Par or Maturity Value Rate of Interest,	Cost	Current Value
Mutual funds:			
*JP Morgan	23,654 shares of Public Bonds	$ 2,381,601	$ 2,484,556
	11,054 shares of Mortgage Private Placement	1,113,485	1,161,620
	1,841 shares of Public Mortgage	185,345	193,357
	1,292 shares of Liquidity Fund	130,066	135,689
Harbor	103,562 shares of Capital Appreciation Fund	2,316,904	2,718,492
	68,073 shares of International Fund	1,958,678	2,496,929
	162,633 shares of Bond Fund	1,968,087	1,923,954
	85,202 shares of Large Capital Value Fund	1,048,046	1,221,798
AIM	49,504 shares of Small Cap Growth	1,020,076	1,272,750
American Century Investments	104,858 shares of Strategic Moderate	574,231	665,849
	45,823 shares of Small Capital Value	352,131	420,656
	18,763 shares of Equity Income	131,240	145,976
	25,031 shares of Strategic Conservative	125,128	137,171
	18,078 shares of Strategic Aggressive	107,845	126,001
Barclay's	19,544 shares of Equity Index Fund	535,409	635,366
Dodge & Cox	4,301 shares of Stock Fund	411,062	489,394
American Funds	13,170 shares of Growth Fund of America	276,944	323,197
Common stock:			
*Libbey Inc.	318,990 shares of Common Stock	9,008,540	9,087,485
Owens-Illinois	626 shares of Common Stock	7,465	7,447
Money market funds:			
*JP Morgan	415,254 units,100% US Treasury	415,254	415,254
	16,640 units, Cash Fund	16,640	16,640
Synthetic wrapper value	Synthetic Guaranteed Investment Contract	(34,168)	(34,168)
* Participant loans	5.0% to 10.5%	-	2,703,639

* Indicates a party-in-interest to the Plan.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-64726) pertaining to the Libbey Inc. Retirement Savings Plan and the Libbey Inc. Supplemental Retirement Plan of our report dated May 19, 2004, with respect to the financial statements and supplemental schedule of the Libbey Inc. Supplemental Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Toledo, Ohio
June 28, 2004